SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                          (AMENDMENT NO. ___________)*


                               NEIGHBORCARE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   64015Y-10-4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                 JANUARY 9, 2004
--------------------------------------------------------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PRELIMINARY NOTE: The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Filing Persons") have previously reported their respective holdings of shares of common stock, par value $0.02 per share (the "Common Stock"), of NeighborCare, Inc., a Pennsylvania corporation (the "Company"), on a Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (the "Schedule 13D"). The Filing Persons have elected to report again their beneficial ownership of shares of Common Stock on Schedule 13G, as permitted by Rule 13d-1(h), pursuant to Rule 13d-1(b) because the Filing Persons satisfy the requirements for filing under such rule. The Filing Persons have not had any change in their beneficial ownership of shares of Common Stock requiring an amendment to their Schedule 13D since the date of Amendment No. 5 to the
Schedule 13D, which was filed on January 12, 2004.


                               Page 2 of 14 Pages

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----------------------                                  ------------------------
CUSIP NO. 64015Y-10-4               13G                    PAGE 3 OF 14 PAGES
----------------------                                  ------------------------

--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)

       GOLDMAN, SACHS & CO.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK
--------------------------------------------------------------------------------
                         5   SOLE VOTING POWER
      NUMBER OF              0
        SHARES           -------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER
   OWNED BY EACH             3,428,625
     REPORTING           -------------------------------------------------------
    PERSON WITH:         7   SOLE DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER
                             3,428,625
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,428,625
--------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                         |X|
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       BD-PN-IA
--------------------------------------------------------------------------------

----------------------                                  ------------------------
CUSIP NO. 64015Y-10-4               13G                    PAGE 4 OF 14 PAGES
----------------------                                  ------------------------

--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)

       THE GOLDMAN SACHS GROUP, INC.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                         5   SOLE VOTING POWER
      NUMBER OF              43,047
        SHARES           -------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER
   OWNED BY EACH             3,428,625
     REPORTING           -------------------------------------------------------
    PERSON WITH:         7   SOLE DISPOSITIVE POWER
                             43,047
--------------------------------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER
                             3,428,625
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,471,672
--------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                         [_]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC-CO
--------------------------------------------------------------------------------

CUSIP No. 64015Y-10-4                                         Page 5 of 14 Pages
                                       13G

ITEM 1(A).    NAME OF ISSUER:

              NeighborCare, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              7 East Lee Street
              Baltimore, MD  21202

ITEM 2(A).    NAME OF PERSON FILING:

              Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF  NONE, RESIDENCE:

              85 Broad Street
              New York, NY 10004

ITEM 2(C).    CITIZENSHIP:

              Goldman, Sachs & Co.  - New York

              The Goldman Sachs Group, Inc. - Delaware

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.02 per share

ITEM 2(E).    CUSIP NUMBER:

              64015Y-10-4

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B) OR
              (C), CHECK WHETHER THE PERSON FILING IS A:

    (a)       [X]  Broker or dealer registered under Section 15 of the Act.

                   Goldman, Sachs & Co.

    (b)       [_]  Bank as defined in Section 3(a)(6) of the Act.


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CUSIP No. 64015Y-10-4                                         Page 6 of 14 Pages
                                       13G

    (c)       [_]  Insurance company as defined in Section 3(a)(19) of the Act.

    (d)       [_]  Investment company registered under Section 8 of the
                   Investment Company Act of 1940.

    (e)       [X]  An investment adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E).

                   Goldman, Sachs & Co.

    (f)       [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g)       [X]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                   The Goldman Sachs Group, Inc.

    (h)       [_]  A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act.

    (i)       [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

    (j)       [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.*

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item I.

--------
* In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by
(i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

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CUSIP No. 64015Y-10-4                                         Page 7 of 14 Pages
                                       13G

    (a)       Amount beneficially owned:

              See the response(s) to Item 9 on the attached cover page(s).

              The filing of this Schedule 13G shall not be construed as an admission that Goldman Sachs is, for the purposes of Section 13(d) of the Act or any other purpose, the beneficial owner of the additional 43,047 shares of Common Stock reported as beneficially owned by GS Group.

    (b)       Percent of class:

              See the response(s) to Item 11 on the attached cover page(s).

    (c)       Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    See the response(s) to Item 5 on the attached cover page(s).

              (ii)  Shared power to vote or to direct the vote

                    See the response(s) to Item 6 on the attached cover page(s).

             (iii)  Sole power to dispose or to direct the disposition of

                    See the response(s) to Item 7 on the attached cover page(s).

              (iv)  Shared power to dispose or to direct the disposition of

                    See the response(s) to Item 8 on the attached cover page(s).


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.


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CUSIP No. 64015Y-10-4                                         Page 8 of 14 Pages
                                       13G

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              See Exhibit (99.2).


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 9 of 14 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         THE GOLDMAN SACHS GROUP, INC.


                                         By: /s/ ROGER S. BEGELMAN
                                             -----------------------------------
                                             Name:   Roger S. Begelman
                                             Title:  Attorney-in-fact


                                         GOLDMAN, SACHS & CO.


                                         By: /s/ ROGER S. BEGELMAN
                                            ------------------------------------
                                            Name:   Roger S. Begelman
                                            Title:  Attorney-in-fact


Date:  January 13, 2004

                                                            Page 10 of 14 Pages


                                INDEX TO EXHIBITS


Exhibit No.    Exhibit
-----------    -------

   99.1 Joint Filing Agreement, dated January 13, 2004, between The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.

   99.2        Item 7 Information

   99.3 Power of Attorney, dated November 19th, 2003, relating to Goldman, Sachs & Co.

   99.4 Power of Attorney, dated January 6th, 2003, relating to The Goldman Sachs Group, Inc.